SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

__________________

CIMATRON LIMITED

(Translation of Registrant’s name into English)

___________________

11 Gush Etzion Street, Givat Shmuel, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No

MINUTES OF THE ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF
CIMATRON LTD.
(THE "COMPANY")
HELD ON OCTOBER 26, 2004

Mr. Yossi Ben Shalom, the Chairman of the Board of Directors of the Company, called the Annual General Meeting (the "Meeting") to order at 10:00 AM (Israeli Time) at the offices of the Company, 11 Gush Etzion Street, Givat Shmuel, Israel, after notice was given in accordance with the Company's Articles of Association (the "Articles") to all the Company's shareholders of record as of September 27, 2004. Mr. Yossie Ben Shalom called the roll and announced the presence of the shareholders present at the Meeting in person or by proxy. Present in person or by proxy were shareholders holding, in the aggregate, 7,476,582 Ordinary Shares, par value NIS 0.10 per share of the Company, constituting 93.4% of the voting power of the Company.

Mr. Ben Shalom declared that the Meeting could be lawfully held and that a quorum was present.

Mr. Ben Shalom was appointed as Chairman of the Meeting.

THE AGENDA:

1.	To reelect five directors to serve on the board of directors of the Company (the “Board of Directors”) in addition to the two external directors of the Company (the “External Directors”) who serve three year terms pursuant to the Israeli Companies Law - 1999 (the “Companies Law ”) and who were therefore not subject to reelection at the Meeting.

2.	To approve an amendment to the Articles of Association so as to allow the Company to enter into indemnification agreements with its directors and officers to the fullest extent permitted under the Companies Law.

3.	To approve and adopt indemnity and exemption agreements in the form to be presented at the Meeting under which the Company undertakes to indemnify and exempt its directors to the fullest extent permitted under the Companies Law (the “Indemnity & Exemption Agreements”).

4.	To approve and adopt a Registration Rights Agreement between the Company and Koonras Technologies Ltd. and DBSI Investments Ltd. (the “Registration Rights Agreement”) in the form to be presented at the Meeting.

5.	To reappoint Brightman Almagor & Co. a member of Deloitte Touche Tohmatsu International, as the independent auditors of the Company for the year ending December 31, 2004 and until the next annual shareholders' meeting, and to further authorize the Board of Directors to fix the remuneration of such auditors based on the volume and nature of their services in accordance with Israeli law.

6.	To approve the Company’s 2004 Share Option and Restricted Shares Incentive Plan (the “Plan”) in the form to be presented at the Meeting for the grant of options to purchase up to 240,000 Ordinary Shares under the Plan to directors, employees, consultants and advisors of the Company.

7.	To receive management's report on the business of the Company for the year ended December 31, 2003 and the Company's Consolidated Balance Sheet at December 31, 2003 and the Consolidated Statement of Income for the year then ended.

THE MEETING

The Chairman then presented for consideration of the shareholders the following resolutions, all of which were duly adopted as indicated below:

1.	RESOLVED, to approve the appointment of Yossi Ben Shalom, Rimon Ben-Shaoul, Barak Dotan, Kenny Lalo and David Golan as directors of the Company for a term of one year and until their respective successors are duly elected.

For: 7,476,082shares.

Against: - shares.

2.	RESOLVED, that Article 122 of the current Articles of Association be deleted and replaced in its entirety with the following:

122. .    Insurance, Indemnity & Exemption from Duty of Care

122.1  .    For purposes of these Articles, the term "Office Holder" shall mean every Director and every officer of the Company, and including, without limitation, each of the persons defined in Section 1 of the Companies Law and any other applicable law.

122.2        Subject to all provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Board of Directors may resolve in advance to exempt an Office Holder from all or part of such Officer Holder's responsibility or liability for damages caused to the Company due to any breach of such Office Holders duty of care towards the Company.

122.3  .    Subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any applicable law, the Company may enter into an agreement to insure an Office Holder for any liability that may be imposed such Office Holder in connection with an act (including omission) performed by such Officer Holder in such Office Holder's capacity as an Officer Holder of the Company, with respect to each of the following:

122.3.1  .    Violation of the duty of care of the Office Holder towards the Company or towards another person;

122.3.2 .    a breach of his fiduciary duty towards the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that the action or inaction in question would not be detrimental the interests of the Company;

122.3.3  .    a financial obligation imposed on the Officer Holder for the benefit of another person in respect of an act or omission performed in his capacity as an Office Holder.

In the event of loss arising from a covered claim for which payment is due under the provisions of the above mentioned insurance, then the order of payments under such insurance shall be as follows:

first, pay loss of an insured Office Holder for which coverage is provided; then, only after payment of loss has been made to the Office Holder, with respect to whatever remaining amount of the limit of liability is available after such payment, pay to the Company any remaining amount due under the insurance cover for any securities claims.

122.4.     Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may undertake in advance to indemnify any Office Holder to fullest extent permitted by the Companies Law. In addition, subject to the provisions of the Companies Law, the Board of Directors may resolve retroactively to indemnify an Office Holder with respect to the following liabilities and expenses, provided that such liabilities or expenses were incurred by such Office Holder in such Office Holder's capacity as an Office Holder of the Company:

122.4.1  .    a monetary liability imposed on an Officer Holder pursuant to a court judgment in favor of another person, including a compromise judgment given as a result of a settlement or an arbitrator's award confirmed by a court;

122.4.2  .    reasonable litigation expenses, including attorney's fees, expended by an Office Holder or charged to him by a court in a proceeding instituted against him by the Company or on its behalf or by another person, or in a criminal prosecution in which the Officer Holder was acquitted, or in a criminal prosecution in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

122.5.      The Company may resolve and undertake in advance to indemnify the Company's Office Holders provided that an advance undertaking to indemnify shall be limited to those categories of events, and to such amounts, as the Board of Directors may, at the time of the giving of such undertaking to indemnify, in its opinion deem to be reasonable under the circumstances.

122.6 .    Exceptions; Additional provisions

Articles 122.1, 122.2, 122.3, 122.4 and 122.5 shall not apply under any of the following circumstances:

122.6.1  .    a breach of an Office Holder's fiduciary duty, in which the Office Holder did not act in good faith and with reasonable grounds to assume that the action in question was not detrimental to the interests of the Company;

122.6.2  .    a grossly negligent or intentional violation of an Office Holder's duty of care;

122.6.3  .    a reckless act by an Office Holder in which such Office Holder intended to reap a personal gain illegally; and

122.6.4  .    a fine or ransom levied on an Office Holder.

122.7  .    The provisions of Articles 122.1 up to 122.5 above are not intended, and shall not be construed, to limit the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law, provided, however, that any such insurance or indemnification is made in accordance w ith the provisions of these Articles and the Companies Law.

For: 7,471,582 shares.

Against: 4,000 shares.

3.	RESOLVED, to approve and authorize the indemnification and exemption agreements between the Company and each of its directors, and to authorize and empower the Chairman of the Board of Directors to sign, execute and enter on behalf of the Company into all such agreements with the directors of the Company.

For: 7,456,082 shares.

Against: 4,000 shares.

4.	RESOLVED, to grant to Koonras Technologies Ltd. and DBSI Investments Ltd. the registration rights described in the Proxy Statement which was distributed to the shareholders and to enter into a detailed Registration Rights Agreement between the Company and each of the specified shareholders, and to authorize and empower the Board of Directors of the Company to sign, execute and enter on behalf of the Company into all such detailed agreements with Koonras Technologies Ltd . and DBSI Investments Ltd. based on the principles detailed in the Proxy Statement and as presented in the Meeting.

For: 5,797,628 shares.

Against: 3300 shares.

5.	RESOLVED that the re-appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tobmatsu International) as the independent public accountant of the Company for the year ending December 31, 2004 and until the next annual shareholders meeting, and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved.

For: 7,475,782 shares.

Against: 800 shares.

6.	RESOLVED, to approve the Company’s 2004 Share Option and Restricted Shares Incentive Plan (the “Plan”) as presented in the Meeting and to authorize the Board to grant options under the Plan from shares reserved for the grant of Options under the Plan to directors, employees, consultants and advisors of the Company.

RESOLVED, to approve the reservation of 240,000 Ordinary Shares, par value NIS 0.10 each, of the Company for the grant of options under the Plan to directors, employees, consultants and advisors of the Company.

For: 5,795,628 shares.

Against: 20,800 shares.

IN WITNESS WHEREOF, all the aforementioned resolutions were duly adopted in accordance with the Articles of Association of the Company and all requirements prescribed by applicable law.

There being no further business, the Meeting was adjourned.

/s/ Yossi Ben-Shalom
___________________
CHAIRMAN - YOSSI
BEN SHALOM

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

Date: November 3, 2004	By:	/s/ Eli Gendler
Eli Gendler
Chief Financial Officer